Exhibit 99.7

Cawley, Gillespie & Associates, Inc.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, SUITE 3-200	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1111	FORT WORTH, TEXAS 76102-4905	HOUSTON, TEXAS 77002-5017
512-249-7000	817- 336-2461	713-651-9944

www.cgaus.com

March 16, 2026

Mr. Jarrod Howell

VP - Reservoir Engineering

Blackbeard Operating, LLC

1751 River Run

Suite 405

Fort Worth, Texas 76107

Re:	Evaluation Summary US Land Guild Corp. Interests - Predecessor Proved Reserves Various Counties, Texas As of December 31, 2025

Dear Mr. Howell:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the US Land Guild Corp. (“USLG”) mineral and royalty interests of US Land Guild Corp. Predecessor in properties located in the Permian Basin in West Texas. It is our understanding that the proved reserves estimated in this report constitute 100 percent of all proved reserves owned by USLG that were contributed from their predecessor.

This report, completed on March 16, 2026, utilized an effective date of December 31, 2025, and was prepared using constant prices and costs and conforms to Item 1202(a)(8) of Regulation S-K and the other rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). This report has been prepared for use in filings with the SEC. In our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

Composite reserve estimates and economic forecasts are presented in the attached tables and are summarized below:

		Proved	Proved
		Developed	Developed	Proved	Total
		Producing	Non-Producing	Undeveloped	Proved
Net Reserves
Oil	– Mbbl	4,389.9	15.8	2,389.4	6,795.1
Gas	– MMcf	13,086.3	80.8	5,293.7	18,460.8
NGL	– Mbbl	1,648.1	9.3	740.4	2,397.9
Revenue
Oil	– M$	285,086.8	1,027.3	155,059.6	441,173.7
Gas	– M$	11,123.5	68.1	4,526.7	15,718.2
NGL	– M$	33,768.2	190.0	15,555.3	49,513.5
Severance and
Ad Valorem Taxes	– M$	21,566.9	81.4	11,566.2	33,214.5
Operating Expenses	– M$	0.0	0.0	0.0	0.0
Investments	– M$	0.0	0.0	0.0	0.0
Net Operating Income (BFIT)	– M$	308,411.6	1,204.1	163,575.3	473,190.8
Discounted @ 10%	– M$	174,721.0	708.7	81,247.4	256,677.1

Evaluation Summary

US Land Guild Corp. Interests - Predecessor

As of December 31, 2025

In accordance with the SEC guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

The detailed forecasts of reserves and economics are presented in the attached tables. The Tables I-Proved, I-PDP, I-PDNP and I-PUD are composite summaries of the reserves and associated economics by reserve category. These summary tables are followed by corresponding Tables II which present the ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flows for the individual properties in each Table I. The entries in these tables are sorted by well name. Page 1 of the Appendix explains the type of data in these tables.

The annual average Henry Hub spot market gas price of $3.387 per MMBtu and the annual average WTI Cushing spot oil price of $65.34 per barrel were used in this report. In accordance with the Securities and Exchange Commission guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for 12 months prior to the effective date of the evaluation. Oil and gas prices were held constant and were adjusted for each property based on historical differentials. NGL prices were forecast as fractions of the above SEC oil price. Deductions were applied to the net gas volumes for fuel and shrinkage. The adjusted volume-weighted average product prices over the life of the properties are $64.93 per barrel of oil, $0.85 per Mcf of gas, and $20.65 per barrel of NGL.

Operating expenses and capital costs utilized in the underlying evaluation of the working interests of US Land Guild Corp. Predecessor’s parent were reviewed for reasonableness. Severance and ad valorem taxes were based on actual rates. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment were considered in the underlying evaluation of the working interests of US Land Guild Corp. Predecessor’s parent.

The proved reserves classifications conform to criteria of the SEC. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the SEC Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

The reserves were estimated using a combination of the production performance and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Evaluation Summary

US Land Guild Corp. Interests - Predecessor

As of December 31, 2025

The reserve estimates were based on interpretations of factual data furnished by USLG. Ownership interests were supplied by USLG and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Cawley, Gillespie & Associates, Inc. is independent with respect to USLG as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (“SPE Standards”). Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

/s/ J. Zane Meekins, P.E.
J. Zane Meekins, P.E.
Executive Vice President

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

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